SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MEDICSIGHT, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58470A-20-5

(CUSIP Number)

Arif Husain
General Mediterranean Holding SA

Centre Financier
29 avenue de la Porte Neuve
L-2227 Luxembourg
+44 20 7603 1818

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58470A-20-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). General Mediterranean Holding SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,666,667 shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 1,666,667 shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,667 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.0%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) Based upon 23,521,859 shares of Common Stock outstanding as of September 29, 2003.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, I hereby certify, on behalf of the Reporting Person, that the information set forth in the statement is true, complete and correct.

Dated as of September 29, 2003

GENERAL MEDITERRANEAN HOLDING SA

	By:		/s/ Nadhmi S. Auchi
		Name:	Nadhmi S. Auchi
		Title:	Chairman and Chief Executive

	By:		/s/ Nasir Abid
		Name:	Nasir Abid
		Title	Deputy Chairman

	By:		/s/ John Gunther Dean
		Name:	John Gunther Dean
		Title:	Director

	By:		/s/ Guy Glesener
		Name:	Guy Glesener
		Title:	Director

	By:		/s/ Sir Anthony Jolliffe
		Name:	Sir Anthony Jolliffe
		Title:	Director

	By:		/s/ Abdul Hadi Al-Majali
		Name:	Abdul Hadi Al-Majali
		Title:	Director

By:		/s/ Abdul Karim Al-Mudaris
	Name:	Abdul Karim Al-Mudaris
	Title:	Director

By:		/s/ Jacques Santer
	Name:	Jacques Santer
	Title:	Director

By:		/s/ Lord Steel of Aikwood
	Name:	Lord Steel of Aikwood
	Title:	Director